CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

McCune Engineering, P.E., hereby consents to the use of certain portions of its gas reserve report “Petrol Oil & Gas, Inc. – Reserve Estimate and Evaluation; December 31, 2004” in certain documents to be presented to potential lenders and investors of Petrol Oil and Gas, and to the reference to our firm as “experts” in said documentation.

McCUNE ENGINEERING, P.E.

By: /s/ Dwayne McCune

Name: Dwayne McCune P.E.

Date: November 30, 2005